Exh. 99.77C

77C - Matters submitted to a vote of security holders

McM Funds held a Special Meeting of Shareholders on September 14, 2001, whereby the shareholders were asked to approve a new Investment Advisory Agreement ("New Agreement") for each series with McMorgan & Company LLC. The results of the shareholders vote were as follows:

Principal Preservation Fund
     For            69,879,728
     Against                 0

Intermediate Fixed Income Fund
     For            12,101,514
     Against                 0

Fixed Income Fund
     For             1,998,241
     Against            10,217

Balanced Fund
     For             6,343,333
     Against               581

Equity Investment Fund
     For             6,613,013
     Against             3,506

Based on the results of the votes, the New Agreements were approved by the shareholders of the series of the McM Funds on September 14, 2001.